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                SECURITIES AND EXCHANGE COMISSION
                     Washington, D.C.  20549


                            FORM 10-C


         REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                  INTERDEALER QUOTATION SYSTEM


          Filed pursuant to Section 13 or 15(d) of the
               Securities Exchange Act of 1934 and
                Rule 13a-17 or 15d-17 thereunder


                 NATIONAL CITY BANCSHARES, INC.
         (Exact name of issuer as specified in charter)


       0-13585                                  35-1632155
     (Commission                               (IRS Employer
     File Number)                         Identification Number)

                         227 Main Street
                          P.O. Box 868
                   Evansville, IN  47705-0868

Issuer's telephone number, including area code:  (812) 464-9800


           I.  CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:

1.  Title of Security:  Common Stock, without par value
2.  Number of shares outstanding before the change:  4,476,714
3.  Number of shares outstanding after the change:   4,700,048
4.  Effective date of change:  December 15, 1995
5.  Method of change:  Issuance of Stock

Give brief description of transaction:  The Company issued
223,334 shares of its common stock in connection with a five percent (5%) stock dividend paid on December 15, 1995.



Dated:  December 21, 1995               /s/ HAROLD A. MANN
                                        Harold A. Mann
                                        Secretary and Treasurer
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